SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ---------

                               AMENDMENT NO. 1
                                      TO
                               SCHEDULE 13D\A

                   Under the Securities Exchange Act of 1934

                                  ---------

                             ROC COMMUNITIES, INC.
                               (Name of Issuer)

                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

                                  749650-0-7
                                (CUSIP Number)

                                  ---------

                                 C.G. Kellogg
                           Chateau Properties, Inc.
                                19500 Hall Road
                        Clinton Townshp, Michigan 48038
                                (810) 286-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  ---------

                                   Copy to:
                               Henry J. Brennan
                             Timmis & Inman L.L.P.
                               300 Talon Centre
                            Detroit, Michigan 48207
                                (313) 396-4200

                                  ---------

                                 July 17, 1996
            (Date of event which requires filing of this statement)

- ------------------------------------------------------------------------------

/   /   Check box if the filing person has previously filed a statement on
        Schedule 13G to report the / / acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

/   /   Check box is a fee is being paid with the statement.

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                                 Page 1 of 64

                            Exhibit Index at Page 9

CUSIP No. 749650-0-7                                        Page 2 of 31 Pages

                                      13D

- ------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      CHATEAU PROPERTIES, INC.
- ------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               ______
                                                                  (a) /_____/
                                                                       ______
                                                                  (b) /_____/
- ------------------------------------------------------------------------------
3.      SEC USE ONLY

- ------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
                             WC/OO
- ------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      _______
        PURSUANT TO ITEM 2(d) OR 2(e)                                /______/
- ------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                             MARYLAND
- ------------------------------------------------------------------------------
               7.     SOLE VOTING POWER
NUMBER OF
                             0
UNITS          ---------------------------------------------------------------
               8.     SHARED VOTING POWER
BENEFICIALLY
                             594,063
OWNED BY       ---------------------------------------------------------------
               9.     SOLE DISPOSITIVE POWER
EACH
                             420,000*
REPORTING      ---------------------------------------------------------------

               10.    SHARED DISPOSITIVE POWER
PERSON WITH
                             0
- ------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,014,063**
- ------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        ______
        SHARES CERTAIN                                               /_____/
- ------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             7.9%
- ------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                             CO
- ------------------------------------------------------------------------------
*   Beneficial ownership is disclaimed with respect to all of such shares.
    See Item 5.
** Beneficial ownership is disclaimed with respect to 420,000 of such shares. See Item 5.

Item 1.        Security and Issuer.

               This Schedule 13D (this "Schedule") relates to shares of common stock, par value $0.01 per share ("Shares") of ROC Communities, Inc., a Maryland corporation ("ROC"). The principal executive offices of ROC are located at 6430 South Quebec Street, Englewood, Colorado 80111.

Item 2.        Identity and Background.

               (a)-(c) The person filing this statement is Chateau Properties, Inc., a Maryland corporation ("Chateau"). The principal executive office of Chateau is located at 19500 Hall Road, Clinton Township, Michigan 48038. Chateau is a real estate investment trust primarily engaged in the ownership, operation and management of manufactured home communities.

               Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Chateau are set forth in Annex A hereto and are incorporated herein by reference.

               (d)-(e) During the last five years, neither Chateau nor, to the knowledge of Chateau, any of the executive officers and directors of Chateau listed in Annex A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting, activities subject to federal or state securities laws or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On July 17, 1996, ROC, Chateau, Chateau Communities, Inc., a Maryland corporation ("Chateau Communities") organized by ROC and Chateau, and R Acquisition Sub, Inc., a Maryland corporation and a subsidiary of Chateau Communities ("RSub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Chateau will merge with Chateau Communities, with Chateau Communities surviving such merger (the "Chateau Merger"), and ROC will merge with RSub, with ROC surviving such merger (the "ROC Merger" and, together with the Chateau Merger, the "Mergers").

               As a result of the Mergers, each outstanding share of common stock, par value $.01 per share, of ROC ("ROC Common Stock") and non-voting redeemable stock, par value $.01 per share, of ROC ("ROC Non-Voting Stock") will be converted into 1.042 shares of common stock, par value $.0001 per share, of Chateau Communities ("Chateau Communities Common Stock"), and each outstanding share of common stock, par value $.01 per share, of Chateau ("Chateau Common Stock") will be converted into one share of Chateau Communities Common Stock. The Mergers were announced in a press release issued by ROC and Chateau on July 18, 1996. The Mergers are subject to a number of conditions, as described in the Merger Agreement.

               Concurrently with entering into the Merger Agreement, Chateau was granted the ROC Option (defined in Item 4 below) and received the ROC Principal Proxy (defined in Item 4 below) entitling Chateau to vote the shares of ROC Common Stock held by certain officers of ROC in favor of the ROC Merger. None of the triggering events permitting exercise of the ROC Option has occurred as of the date of this Schedule 13D. In the event that the ROC Option becomes exercisable and Chateau wishes to purchase for cash the ROC Common Stock subject thereto, Chateau anticipates that it would fund the exercise price from working capital or through other sources, which could include borrowings.

Item 4.        Purpose of the Transaction.

               Concurrently with the execution and delivery of the Merger Agreement, ROC entered into a Stock Option Agreement(the "ROC Option Agreement") with CP Limited Partnership, a Maryland limited partnership of which Chateau is the sole general partner (the "Operating Partnership"), whereby ROC has granted to the Operating Partnership an option to purchase up to 420,000 shares of ROC Common Stock, exercisable by the Operating Partnership, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable by Chateau under circumstances which could entitle the Operating Partnership to receive the Chateau Break-Up Expenses or the Chateau Break-Up Fee under Section 8.2(b) of the Merger Agreement, regardless of whether the Merger Agreement is actually terminated (any such event by which the Merger Agreement becomes so terminable by Chateau being referred to herein as a "Chateau Trigger Event"). The right of the Operating Partnership to exercise its option shall terminate on the date which is 365 days after the date that ROC shall notify the Operating Partnership in writing of the occurrence of any Chateau Trigger Event. Chateau has also entered into a Stock Option Agreement (the "Chateau Option Agreement" and, together with the ROC Option Agreement, the "Reciprocal Option Agreements") with ROC whereby Chateau has granted to ROC an option to purchase up to 420,000 shares of Chateau Common Stock, exercisable by ROC, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable by ROC under circumstances which could entitle ROC to receive the ROC Break-Up Expenses or the ROC Break-Up Fee under Section 8.2(d) of the Merger Agreement, regardless of whether the Merger Agreement is actually terminated (any such event by which the Merger Agreement becomes so terminable by ROC being referred to herein as a "ROC Trigger Event"). The right of ROC to exercise its option shall terminate on the date which is 365 days after the date that Chateau shall notify ROC in writing of the occurrence of any ROC Trigger Event. Notwithstanding any other provisions of the Reciprocal Option Agreements, the Total Profit (as defined) which either ROC or the Operating Partnership, as grantee of a stock option (the "Option") issued by Chateau or ROC, respectively, may realize from the Option may not exceed $10 million plus the applicable amount of Break-Up Expenses (as defined in the Merger Agreement).

               In connection with the Merger Agreement, certain holders of Chateau Common Stock delivered to ROC an Agreement and Irrevocable Proxy (the "Chateau Principal Proxy") to vote their shares of Chateau Common Stock in favor of the Chateau Merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby, and certain holders of ROC Common Stock delivered to Chateau an Agreement and Irrevocable Proxy (the "ROC Principal Proxy") to vote their shares of ROC Common Stock in favor of the ROC Merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby. Copies of the ROC Principal Proxy and the Chateau Principal Proxy are attached hereto as Exhibits 7.1 and 7.2, respectively, and are incorporated herein by reference.

               If the Mergers are approved by Chateau's stockholders and ROC's stockholders and consummated, as a result of the Mergers ROC will become a substantially owned subsidiary of Chateau Communities. In connection with the Mergers, the composition of ROC's board would change, its charter and bylaws will be amended and shares of its common stock will be delisted from the New York Stock Exchange. Except as set forth in this Item 4, Chateau has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

               The preceding summary of certain provisions of the Chateau Option Agreement, the ROC Option Agreement, the Chateau Principal Proxy and the ROC Principal Proxy, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.        Interest in Securities of the Issuer.

               (a)-(b) Pursuant to the ROC Option Agreement, the Operating Partnership has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 420,000 shares of ROC Common Stock, which would represent beneficial ownership of approximately 3.3% of the shares of ROC Common Stock outstanding after giving effect to the issuance of these 420,000 shares. If the Operating Partnership were to acquire such shares Chateau, as the general partner of the Operating Partnership, would have sole voting and, subject to certain restrictions set forth in the ROC Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the option granted under the ROC Option Agreement is exercisable, Chateau disclaims beneficial ownership of such shares of ROC Common Stock subject to the ROC Option Agreement.

               Pursuant to the ROC Principal Proxy, Chateau has sole voting power with respect to 594,063 shares of Chateau Common Stock, representing approximately 4.8% of the shares of ROC Common Stock currently outstanding, for the purpose of voting in favor of the ROC Merger and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby. Chateau does not have dispositive power with respect to such shares nor does it have voting power with respect to such shares except with regard to the ROC Merger and matters relating thereto.

               To the best of its knowledge, no executive officer or director of Chateau beneficially owns any shares of ROC Common Stock.

               (c) Except as described above, there have been no transactions in shares of ROC Common Stock by Chateau, or, to the best knowledge of Chateau, any of Chateau's executives officers and directors during the past 60 days.

               (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On June 4, 1996 Chateau and ROC entered into a Confidentiality and Standstill Agreement, which was amended on June 20 and 21, 1996, which provides that until June 4, 1997 Chateau will not, without ROC's prior consent, acquire any shares of ROC's Common Stock nor will it commence any tender offer, proxy solicitation or other proposal for an extraordinary corporate transaction. Except as set forth herein, neither Chateau nor, to the best knowledge of Chateau, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of ROC.

Item 7.        Material to be Filed as Exhibits.

               Exhibit 7.1 Agreement and Irrevocable Proxy, dated as of July 17, 1996, by and between Gary P. McDaniel, Steven
                             G. Davis, James B. Grange and Rees F. Davis, Jr., and Chateau Properties, Inc.

               Exhibit 7.2 Stock Option Agreement dated as of July 17, 1996 between ROC Communities, Inc., as issuer, and CP Limited Partnership, as Grantee.

               Exhibit 7.3 Confidentiality and Standstill Agreement dated as of June 4, 1996 between Chateau Properties, Inc. and ROC Communities, Inc., as amended June 20 and 21, 1996.

               Exhibit 7.A Agreement and Plan of Merger dated as of July 17, 1996, among Chateau Properties, Inc., ROC Communities, Inc., Chateau Communities, Inc. and R Acquisition Sub, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 1996

                             CHATEAU PROPERTIES, INC.



                             By:  /s/ Tamara D. Fischer
                                  ---------------------
                                  Executive Vice President and
                                  Chief Financial Officer

                                                                       ANNEX A

                            IDENTITY AND BACKGROUND


        The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Chateau. Each such person is a citizen of the United States. The business address of each executive officer of Chateau is 19500 Hall Road, Clinton Township, Michigan 48038.


Name and Address             Occupation
- ----------------             ----------


John A. Boll                 Chairman of the Board of Directors of Chateau

C.G. Kellogg                 President and Chief Executive Officer and
                             Director of Chateau

Tamara D. Fischer            Chief Financial Officer of Chateau

Gebran S. Anton, Jr.         Director - owner of Gebran Anton Development
                             Company and Anton Zorn & Associates, Inc., a commercial and industrial real estate broker

Jay G. Rudolph Director - interim Director of Finance and administration of Renaissance Center Management Company; retired partner of Coopers and Lybrand L.L.P.

Edward R. Allen              Director - engaged in various real estate
                             development projects, formerly Chairman and Chief
                             Executive Officer of InterCoastal Communities,
                             Inc.

James M. Lane                Director - retired Senior Vice President in
                             charge of NDB Bank's Trust Investment Division

Kenneth E. Myers             Director - President and Chief Executive Officer
                             of William Beaumont Hospital

                                 EXHIBIT INDEX


                                                                 Sequential
                                                                       Page
Exhibit Number        Exhibit Description                            Number
- --------------        -------------------                        ----------


Exhibit 7.1 +  Agreement and Irrevocable Proxy, dated as of
               July 17, 1996, by and between Gary P. McDaniel,
               Steven G. Davis, James B. Grange and Rees F.
               Davis, Jr., and Chateau Properties, Inc.

Exhibit 7.2 +  Stock Option Agreement dated as of July 17, 1996 between ROC Communities, Inc., as issuer, and CP
               Limited Partnership, as Grantee.

Exhibit 7.3 +  Confidentiality and Standstill Agreement dated as of June 4, 1996 between Chateau Properties, Inc.
               and ROC Communities, Inc., as amended June 20 and 21, 1996.

Exhibit 7.4    Agreement and Plan of Merger dated as of                  10
               July 17, 1996, among Chateau Properties, Inc.,
               ROC Communities, Inc., Chateau Communities, Inc.
               and R Acquisition Sub, Inc.

- ----------
+ Previously filed.